FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	October	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM CORRECTS Q2FY09 GEOGRAPHIC REVENUE DISCLOSURE	1

Document 1

October 1, 2008

RIM CORRECTS Q2FY09 GEOGRAPHIC REVENUE DISCLOSURE

Waterloo, Ontario – Research In Motion Limited ("RIM" or the "Company") (Nasdaq: RIMM; TSX: RIM) today issued a correction to the segment disclosure in note 16 on page 20 of the notes to the Company's interim consolidated financial statements for the six months ended August 30, 2008, which details a geographic breakdown of revenue. For the three months ended August 30, 2008, the disclosure should indicate United States revenue of $1,777,699, or 69.0%, and Other revenue of $461,752, or 17.9%. For the six months ended August 30, 2008, the disclosure should indicate United States revenue of $3,173,012, or 65.8%, and Other revenue $995,038, or 20.6%. This correction does not impact the total revenue reported or have any other impact on the Company's interim consolidated financial statements. Please see the revised table below.

All figures are in thousands of U.S. dollars and U.S. GAAP.

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

The RIM and Research In Motion families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited and are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 1, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer